

June 21, 2012

Via E-mail
Mr. Richard T. O'Brien
Chief Executive Officer
Newmont Mining Corporation
6363 South Fiddler's Green Circle
Greenwood Village, CO 80111

> **Re: Newmont Mining Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 001-31240**

Dear Mr. O'Brien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Proven and Probable Reserves page 34

1.   We note your disclosure of proven and probable reserves for your Boddington operation in Australia. Please forward to our engineer as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical, and economic feasibility of the materials designated as reserves, as required by Section C of Industry Guide 7. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which include the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

If possible please provide the requested information electronically, preferably on a CD and formatted as Adobe PDF files. Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal. If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations, page 48

Consolidated Financial Results, page 59

2.   We note you wrote down $2,080 million of property, plant and mine development costs related to the Hope Bay project as a result of your decision to place the project on care and maintenance. Please tell us and provide proposed disclosures to be included in future filings for the following:

- describe in greater detail what factors or changes in circumstances occurred in your evaluation of economic feasibility for the project which led to the impairment;

- discuss the method or methods used for determining fair value; and,

- discuss whether there are any asset retirement obligations that remain at this property on December 31, 2011.

Liquidity and Capital Resources, page 75

3.   We note that a significant portion of your earnings are foreign and some earnings are deemed to be indefinitely reinvested in foreign jurisdictions. To assist an investor's understanding of the availability of funds in domestic operations such as payment of debt, dividends, acquisitions and capital expenditures, please provide enhanced disclosures. Please provide, and confirm that in future Exchange Act filings you will disclose, the following:

- the amount of cash and cash equivalents that are currently held by your foreign subsidiaries;

- the amount of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars;

- if foreign earnings are repatriated, disclose that these amounts would be subject to income tax liabilities both in the US and in the various foreign countries; and

- explain any other implications or restrictions upon your liquidity that is affected by the majority of your cash, cash equivalents and short term investments held by foreign subsidiaries.

Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Note 2 – Summary of Significant Accounting Policies, page 98

Principles of Consolidation, page 98

4.   We note your disclosure that you have identified VIEs in connection with your interests in PTNNT due to certain funding arrangements and shareholder commitments and determined that you are the primary beneficiary of these entities. We also note on page 17 that your interest in PTNNT was further divested under Contract of Work and an operating agreement in which you share rights with Sumitomo. Noting the changes in structure of the entities and the disputes under the Contract of Work and operating agreement, please tell us if you re-assessed "control" and provide us the qualitative factors that you considered in your conclusion that you continue to be the primary beneficiary of PTNNT for the year December 31, 2011. Also, please discuss whether

Mr. Richard T. O'Brien
Newmont Mining Corporation
June 21, 2012
Page 4

Sumitomo has any powers to direct significant activities, whether or not it chooses to exercise them.

Revenue Recognition, page 103

5.   We note your revenues from by-product sales are recorded as a reduction in your "costs applicable to sales" within your statements of consolidated income. In regard to this accounting, please tell us:

- the amount of by-product sales netted against "costs applicable to sales" in each of the last three fiscal years;

- your basis for presenting by-product revenues as a reduction in your "costs applicable to sales";

- how the accounting of by-product revenues quantitatively and qualitatively affected your operating and performance measures; and

- how you considered paragraphs 78 to 89 of FASB Concept Statement 6, including whether by-product sales meet the characteristics of revenue or gains.

Note 10 – Income and Mining Taxes, page 122

6.   We note your disclosure that PTNNT, your partially owned subsidiary in Indonesia, received a final tax assessment of $132 million of tax and penalties in 2010. You also disclose PTNNT intends to vigorously defend its position and believes it is more likely than not that it will prevail and therefore recorded a corresponding receivable in the third quarter of 2010. Please discuss your basis for recording the full amount as a receivable and explain whether you updated your assessment of the tax position as of December 31, 2011. Refer to ASC 740-10-30.

Note 31 – Commitments and Contingencies, page 157

7.   We note you accrue estimated losses from loss contingencies when the probability that a liability has been incurred is greater than 75%. Please tell us your basis for this threshold within the accounting literature. Please refer to FASB ASC 450-20-25 and the FASB Master Glossary definition of "Probable."

Closing Comments

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact James Giugliano at (202) 551-3319 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining